                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


             [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1998


                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN
                            (Full Title of the Plan)

                           COMMISSION FILE NO. 0-8707


                        NATURE'S SUNSHINE PRODUCTS, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)
                               75 EAST 1700 SOUTH
                                 P.O. BOX 19005
                              PROVO, UT 84605-9005
                     (Address of Principal Executive Office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                         Nature's Sunshine Products Tax Deferred Retirement Plan



Date:  July 13, 1999         By:  /s/ Douglas Faggioli, Chief Operating Officer
       -------------               ---------------------------------------------

                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S

                                                                       Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         1

FINANCIAL STATEMENTS
    STATEMENTS OF NET ASSETS AVAILABLE FOR
        PLAN BENEFITS WITH FUND INFORMATION
        AS OF DECEMBER 31, 1998 AND 1997                                   3
    STATEMENT OF CHANGES IN NET ASSETS
        AVAILABLE FOR PLAN BENEFITS WITH FUND
        INFORMATION FOR THE YEAR ENDED
        DECEMBER 31, 1998                                                  4
    NOTES TO FINANCIAL STATEMENTS                                          5

SUPPLEMENTAL INFORMATION
    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                       10
    SCHEDULE OF REPORTABLE TRANSACTIONS                                   11


                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS



Plan Administrator and Trustee
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan


We have audited the accompanying statements of net assets available for plan benefits with fund information of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan), as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thorton LLP

Provo, Utah
June 24, 1999

                              FINANCIAL STATEMENTS

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION

                           December 31, 1998 and 1997



                                                                               Participant directed
                                                   ---------------------------------------------------------------------------
                                                                     Nature's
                                                                     Sunshine                      Merrill         Fidelity
                                                      Fidelity    Products, Inc.       Bond        Lynch RP     Advisor Growth
                                                    Investments       Common         Fund of        Trust       Opportunities
December 31, 1998                                  Magellan Fund       Stock         America         Fund            Fund
                                                   -------------  --------------   -----------   -----------   ---------------
Assets
    Cash                                          $       2,385  $        4,372   $        286  $       647   $        2,169
    Investments, at fair value                        4,303,094       2,822,822        695,784    1,571,003        3,250,590
    Contributions receivable
       Participant                                        5,150           9,893            696        1,025            4,565
       Employer                                           3,823           7,343            516          761            3,388
                                                   -------------  --------------   -----------   -----------   ---------------
           Total assets                               4,314,452       2,844,430        697,282    1,573,436        3,260,712

Liabilities - payables                                    2,111           3,505            253          449            1,919
                                                   -------------  --------------   -----------   -----------   ---------------
Net assets available for plan benefits            $   4,312,341  $    2,840,925   $    697,029  $ 1,572,987   $    3,258,793
                                                   -------------  --------------   -----------   -----------   ---------------
                                                   -------------  --------------   -----------   -----------   ---------------

December 31, 1997

Assets
    Cash                                          $       9,124  $       21,989   $      1,793  $     3,097   $        8,326
    Investments, at fair value                        2,672,338       4,524,429        677,170    1,012,746        2,282,215
    Contributions receivable
       Participant                                        3,679           9,375            716          796            3,419
       Employer                                           2,488           6,337            484          537            2,313
                                                   -------------  --------------   -----------   -----------   ---------------
           Total assets                               2,687,629       4,562,130        680,163    1,017,176        2,296,273
Liabilities - payables                                    8,966          20,878          1,762        2,519            8,182
                                                   -------------  --------------   -----------   -----------   ---------------
Net assets available for plan benefits            $   2,678,663  $    4,541,252   $    678,401  $ 1,014,657   $    2,288,091
                                                   -------------  --------------   -----------   -----------   ---------------
                                                   -------------  --------------   -----------   -----------   ---------------

        The accompanying notes are an integral part of these statements.

         >

                                                                                 Nonparticipant
                                                                                    directed
                   ----------------------------------------------------------  -----------------
                      Merrill
                       Lynch                                                        Nature's
                       Global          Mutual                                       Sunshine
                     Allocation        Beacon         Wasatch        PBHG        Products, Inc.
                        Fund            Fund        Growth Fund      Fund         Common Stock         Total
                   -------------   --------------  ------------  ------------  -----------------   -------------
                  $         277   $          626  $        754  $       749   $               -   $      12,265
                        160,382          574,691       454,990      425,470           6,050,390      20,309,216

                            654            1,544         2,062        1,785                   -          27,374
                            486            1,146         1,531        1,325                   -          20,319
                   -------------   --------------  ------------  ------------  -----------------   -------------
                        161,799          578,007       459,337      429,329           6,050,390      20,369,174
                            245              554           667          663                   -          10,366
                   -------------   --------------  ------------  ------------  -----------------   -------------
                  $     161,554   $      577,453  $    458,670  $   428,666   $       6,050,390   $  20,358,808
                   -------------   --------------  ------------  ------------  -----------------   -------------
                   -------------   --------------  ------------  ------------  -----------------   -------------









                  $       1,453   $        4,119  $      3,454  $     4,420   $               -   $      57,775
                        130,304          406,213       278,488      379,335          12,335,791      24,699,029

                            655            1,800         1,263        1,808                   -          23,511
                            443            1,216           855        1,224                   -          15,897
                   -------------   --------------  ------------  ------------  -----------------   -------------
                        132,855          413,348       284,060      386,787          12,335,791      24,796,212
                          1,428            4,048         3,394        4,343                   -          55,520
                   -------------   --------------  ------------  ------------  -----------------   -------------
                  $     131,427   $      409,300  $    280,666  $   382,444   $      12,335,791   $  24,740,692
                   -------------   --------------  ------------  ------------  -----------------   -------------
                   -------------   --------------  ------------  ------------  -----------------   -------------



          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION

                          Year ended December 31, 1998




                                                                               Participant directed
                                                   ---------------------------------------------------------------------------
                                                                     Nature's
                                                                     Sunshine                      Merrill         Fidelity
                                                      Fidelity    Products, Inc.       Bond        Lynch RP     Advisor Growth
                                                    Investments       Common         Fund of        Trust       Opportunities
                                                   Magellan Fund      Stock         America         Fund             Fund
                                                   -------------  --------------   -----------   -----------   ---------------

Additions to net assets attributed to

    Interest income                               $         595  $            -   $        71   $       738   $          541
    Dividend income                                     186,796          25,182        54,352        80,235          140,429
    Net appreciation (depreciation)
      in fair value of investments                      796,441      (2,008,721)      (21,870)            -          475,942
    Contributions
       Participant salary deferrals                     123,849         274,981        20,092        29,092          118,830
       Employer                                          92,689         318,911        13,085        21,334           94,894
                                                   -------------  --------------   -----------   -----------   ---------------
           Total additions                            1,200,370      (1,389,647)       65,730       131,399          830,636
                                                   -------------  --------------   -----------   -----------   ---------------
Net interfund transfers                                 641,078        (147,470)      (13,952)      639,557          317,594

Deductions from net assets
   attributed to
    Benefits paid to participants                       207,695         163,135        33,075       212,551          177,453
    Other                                                    75              75            75            75               75
                                                   -------------  --------------   -----------   -----------   ---------------
           Total deductions                             207,770         163,210        33,150       212,626          177,528
                                                   -------------  --------------   -----------   -----------   ---------------
           Net additions                              1,633,678      (1,700,327)       18,628       558,330          970,702

Net assets available for plan benefits
   at beginning of year                               2,678,663       4,541,252       678,401     1,014,657        2,288,091
                                                   -------------  --------------   -----------   -----------   ---------------
Net assets available for plan benefits
   at end of year                                 $   4,312,341  $    2,840,925   $   697,029   $ 1,572,987   $    3,258,793
                                                   -------------  --------------   -----------   -----------   ---------------
                                                   -------------  --------------   -----------   -----------   ---------------










         The accompanying notes are an integral part of this statement.


                                                                          Nonparticipant
                                                                             directed
             ----------------------------------------------------------  ----------------
             Merrill Lynch                                                   Nature's
                 Global          Mutual                                      Sunshine
               Allocation        Beacon         Wasatch                   Products, Inc.        1998             1997
                  Fund            Fund        Growth Fund    PBHG Fund     Common Stock         Total           Total
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------

                                                                                                             (memorandum
                                                                                                                only)
            $          69   $          156  $       188   $       187   $              -   $      2,545   $          4,928
                   16,680           52,227       15,410             -             53,976        625,287            590,268

                  (18,579)         (46,541)     (11,896)       22,723         (4,305,461)    (5,117,962)         6,098,153

                   19,959           42,538       54,229        52,420                  -        735,990            774,656
                   13,821           33,076       38,554        35,122                  -        661,486            523,737
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
                   31,950           81,456       96,485       110,452         (4,251,485)    (3,092,654)         7,991,742
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
                    2,704           94,366      111,313       (56,970)        (1,588,220)             -                  -



                    4,452            7,594       29,730         7,185            445,621      1,288,491          1,472,394
                       75               75           64            75                 75            739                350
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
                    4,527            7,669       29,794         7,260            445,696      1,289,230          1,472,744
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
                   30,127          168,153      178,004        46,222         (6,285,401)    (4,381,884)         6,518,998

                  131,427          409,300      280,666       382,444         12,335,791     24,740,692         18,221,694
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
             $    161,554   $      577,453  $   458,670   $   428,666   $      6,050,390   $ 20,358,808   $     24,740,692
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------
             -------------   --------------  ------------  ------------  ----------------   ------------   ---------------


          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997





NOTE A - DESCRIPTION OF PLAN

       The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       Nature's Sunshine Products, Inc. (the Company) adopted the Plan effective October 13, 1986. The Plan is a defined contribution plan which was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the Employee Retirement Income Security Act of 1974. Effective December 28, 1994, the Company amended and restated the Plan to comply with the Tax Reform Act of 1986.

       During 1998 and 1997, certain corporate officers served as trustees and plan administrator of the Plan's assets. Rocky Mountain Employee Benefits, Inc., is the third party administrator.

       ELIGIBILITY

       Employees who have completed six months of service are eligible to participate in the Plan. Each eligible employee is required to make an election in order to actively participate in the Plan.

       INVESTMENT OPTIONS

       The Plan currently provides nine separate participant-directed investment funds and one nonparticipant-directed investment fund as follows:

           PARTICIPANT-DIRECTED INVESTMENT FUNDS

                FIDELITY INVESTMENTS MAGELLAN FUND - Funds are invested in shares of various common stocks.

                NATURE'S SUNSHINE PRODUCTS, INC. COMMON STOCK - Funds are invested in shares of Nature's Sunshine Products, Inc. Common Stock (a party-in-interest) which is traded on the NASDAQ National Market System.

                BOND FUND OF AMERICA - Funds are invested in long-term bonds.

                MERRILL LYNCH RETIREMENT PRESERVATION TRUST FUND - Funds are invested in short-term debt securities such as Treasury Bills.

                FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - Funds are invested in shares of various common stocks.

                MERRILL LYNCH GLOBAL ALLOCATION FUND - Funds are invested in shares of various international common stocks.

                MUTUAL BEACON FUND - Funds are invested in shares of various common stocks.

                WASATCH GROWTH FUND - Funds are invested in shares of various common stocks.

                PBHG FUND - Funds are invested in shares of various common stocks.

           NONPARTICIPANT-DIRECTED INVESTMENT FUNDS

                NATURE'S SUNSHINE PRODUCTS, INC. COMMON STOCK (PREVIOUSLY ESOP)
                - On December 31, 1991, the Nature's Sunshine Products, Inc., Employee Stock Ownership Plan (ESOP) (a party in interest), was merged with the Plan. The assets transferred to the Plan from the ESOP are reflected as a separate nonparticipant-directed investment fund. The nonparticipant-directed investment fund provides an opportunity for employees to share in the growth and prosperity of the Company. No employee of the Company is permitted to contribute to the nonparticipant-directed investment fund. However, participants may liquidate these funds and have them allocated to participant directed funds. The Company is the sole contributor. The amount contributed annually is determined by the Board of Directors of the Company. Contributions are allocated to individual participant accounts based on the ratio of their compensation for the year to total compensation for all participants. No contributions were made to this fund during 1998.

       PARTICIPANT-DIRECTED INVESTMENT FUNDS

       Participants elect both the amount of salary deferral contributions and the allocation of the salary deferral contributions among the various participant-directed investment funds available within the Plan. Salary deferral contributions cannot exceed 10 percent of a participant's gross compensation. Participants are 100 percent vested at all times in their salary deferral contributions and related earnings. The Company remits each participant's salary deferral contribution to the Plan on a biweekly basis. Participants may not make voluntary contributions to the Plan other than through salary deferral contributions.

       The Company may make matching contributions at its discretion which are allocated to participants on a pro rata basis. During 1998 and 1997, the Company matched employee contributions at a rate of 100 percent of such contributions up to a maximum of five percent of the employee's gross compensation.

       The Company may also make additional contributions to the Plan at its discretion. The amount contributed annually is determined by the Board of Directors of the Company. Contributions are allocated to individual participant accounts based on the ratio of their compensation for the year to total compensation for all participants. No such contributions were made to the funds during 1998.

       VESTING

       Vesting in Company contributions occurs upon (1) completion of four years of service with the Company, (2) attaining the Plan's normal retirement age of 59-1/2, (3) death, or (4) disability.

       PAYMENT OF BENEFITS

       Benefits are normally paid upon retirement, death, disability, or other termination and may be paid in lump sums, installments over a designated period, or rolled over into an IRA or other retirement plan. Participants may withdraw funds from the Plan while actively employed for hardships subject to specific restrictions set forth in the Plan agreement.

       TERMINATION OF THE PLAN

       The Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Plan is suspended or terminated, all participants shall be fully vested in their accounts, including employer contributions and related earnings.

       INVESTMENTS

       Net unrealized appreciation or depreciation caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information. Amounts invested earn interest and dividends which in turn are reinvested in the participant's respective funds. Contributions to the nonparticipant-directed investment fund are invested solely in the Company's common stock. Contributions related to the participant-directed investment funds are invested by the trustee as directed by the participants.

       EXPENSES

       The Company paid all administrative expense of the Plan including legal and accounting fees during 1998.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee benefit plans, and in accordance with the Plan agreement.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

       Purchases and sales of securities are recorded on a trade-date basis. Income from interest and dividends is recorded on the accrual basis. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.


NOTE C - FEDERAL INCOME TAXES

       The Plan is subject to the Employee Retirement Income Security Act of 1974 and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter ruling dated June 17, 1995, that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. Management believes that the Plan is currently designed and operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes.

                            SUPPLEMENTAL INFORMATION

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                   Employer Identification Number: 87-0327982
                                Plan Number: 002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998

-------- ---------------------------------- --------------------------------------- ------------ ----------------

  (a)                   (b)                                  (c)                        (d)            (e)
           IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF INVESTMENT INCLUDING       COST          CURRENT
             LESSOR, OR SIMILAR PARTY          MATURITY DATE, RATE OF INTEREST,                       VALUE
                                              COLLATERAL, PAR OR MATURITY VALUE
-------- ---------------------------------- --------------------------------------- ------------ ----------------
         Merrill Lynch RP Trust Fund        Money Market Fund                       $ 1,571,003    $ 1,571,003
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Fidelity Investments Magellan      Mutual Fund                               2,992,996      4,303,094
         Fund
-------- ---------------------------------- --------------------------------------- ------------ ----------------

   *     Nature's Sunshine Products, Inc.   Corporate Stock                           1,589,358      2,822,822
         Common Stock (participant
         directed)
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Fidelity Advisor Growth            Mutual Fund                               2,333,161      3,250,590
         Opportunities Fund
-------- ---------------------------------- --------------------------------------- ------------ ----------------

   *     Nature's Sunshine Products, Inc.   Corporate Stock                           1,469,856      6,050,390
         Common Stock (nonparticipant
         directed)
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Merrill Lynch Global Allocation    Mutual Fund                                 188,937        160,382
         Fund
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Mutual Beacon Fund                 Mutual Fund                                 592,747        574,691
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Wasatch Growth Fund                Mutual Fund                                 460,872        454,990
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         PBHG Fund                          Mutual Fund                                 414,426        425,470
-------- ---------------------------------- --------------------------------------- ------------ ----------------

         Bond Fund of America               Bond Fund                                   707,440        695,784
-------- ---------------------------------- --------------------------------------- ------------ ----------------


          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                   Employer Identification Number: 87-0327982
                                Plan Number: 002

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1998


-------------------- ------------------------- ------------- -----------

        (a)                    (b)                 (c)         (d)
 IDENTITY OF PARTY     DESCRIPTION OF ASSET      PURCHASE    SELLING
     INVOLVED                                     PRICE        PRICE
-------------------- ------------------------- ------------- -----------


Nature's Sunshine    Corporate Stock             $            $2,582,929
Products, Inc.
Common Stock
-------------------- ------------------------- ------------- -----------



---------- ------------ ----------- -------------- ----------

 (e)            (f)        (g)           (h)          (i)
LEASE         EXPENSE   COST OF        CURRENT     NET GAIN
 RENTAL      INCURRED     ASSET       VALUE OF     OR (LOSS)
               WITH                   ASSET ON
            TRANSACTION              TRANSACTION
                                        DATE
---------- ------------ ----------- -------------- ----------

    $    -      $     -   $1,132,968    $2,582,929  $1,449,961

---------- ------------ ----------- -------------- ----------

                                       11